SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share) 29.10.2010 16:04 Dissemination of a Voting Rights Announcement, transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On October 27, 2010, BlackRock, Inc., New York, USA, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on October 21, 2010 and on that day amounted to 2.80% (this corresponds to 2833715 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with Article 22, Section 1, Sentence 2 of the WpHG, 2.80% of the Voting Rights (this corresponds to 2833715 Voting Rights) is to be attributed to the company. On October 27, 2010, BlackRock Financial Management, Inc., New York, USA, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on October 21, 2010 and on that day amounted to 2.79% (this corresponds to 2815161 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with Article 22, Section 1, Sentence 2 of the WpHG, 2.79% of the Voting Rights (this corresponds to 2815161 Voting Rights) is to be attributed to the company. On October 27, 2010, BlackRock Holdco 2, Inc., Wilmington, Delaware, USA, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% threshold of the Voting Rights on October 21, 2010 and on that day amounted to 2.79% (this corresponds to 2815161 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with Article 22, Section 1, Sentence 2 of the WpHG, 2.79% of the Voting Rights (this corresponds to 2815161 Voting Rights) is to be attributed to the company. 29.10.2010 16:04 DGAP's Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Media archive at www.dgap-medientreff.de and www.dgap.de

CONTACT: AIXTRON AG Investor Relations,
invest@aixtron.com,
+49 (241) 8909-444

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON AG

Date:	October 29, 2010	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO